

January 31, 2023

Eduardo Bravo Fernandez de Araoz
Principal Executive Officer
Oculis Holding AG
Bahnhofstrasse 7
CH-6300
Zug, Switzerland

  Re: Oculis Holding AG
    Amendment No. 3 to Registration Statement on Form F-4
    Filed January 27, 2023
    File No. 333-268201

Dear Eduardo Bravo Fernandez de Araoz:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 12, 2023 letter.

Amendment No. 3 to Registration Statement on F-4 filed January 27, 2023

Material Tax Considerations, page 165

1. We refer to your response to comment 1 in our letter dated December 20, 2022 and your exhibit 8.1 filing. Revise your "United States Federal Income Tax Considerations to U.S. Holders" section to state that it is the opinion of named counsel. Refer to Section III.B.2 of Staff Legal Bulletin No. 19 for guidance.

<u>Oculis SA Consolidated Financial Statements for the Years Ended December 31, 2021 and 2020, page F-50</u>

2.   We note the audited financial statements included in the filing are older than 12 months since January 1, 2023. Since it appears this F-4 represents your initial public offering, please update your financial statements pursuant to Item 8.A.4 of Form 20-F, or provide the appropriate representations in an exhibit. Refer to Instruction 2 to Item 8.A.4.

      You may contact Li Xiao at 202-551-4391 or Daniel Gordon at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Crawford at 202-551-7767 or Joe McCann at 202-551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Derek Dostal, Esq.